
07024099

Rule 12g3-2(b) File No. 82-34825

01.06.2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,





A. Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Team Manager

Enclosure;

News:
- Akbank is expected to increase its share in Ak Investment Fund – a subsidary of Akbank- to 65.05% from 50.04%
- Akbank restructured Akbank AG in Germany under Akbank NV in the Netherlands



Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

Akbank is expected to increase its share in Ak Investment Fund – a subsidary of Akbank- to 65.05% from 50.04%

On May 29, Akbank Board of Directors announced that the right to buy 15% of Ak Investment Fund shares which corresponds to a nominal value of TRY 2.7 million from now on up to one year, has been delegated to the Management of Akbank. It is expected that these shares will be bought through the channel of a brokerage company at the market price. As a result of these transactions, Akbank's share in Ak Investment Fund is expected to increase to 65.05% from 50.04%.

May 29, 2007

Akbank restructured Akbank AG in Germany under Akbank NV in the Netherlands

Akbank's 100% subsidary Akbank AG in Germany has been transferred to its 100% subsidary Akbank NV in the Netherlands at the book value registered in the records of 235 million Euro, as capital in kind.

June 1, 2007

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 [882]

END